EXHIBIT 21.1

SUBSIDIARIES

NAME	STATE OF INCORPORATION	OTHER TRADE NAMES
Argenbright Holdings Limited	Georgia	—

Argenbright, Inc.	Georgia	Archway Marketing Services
ServiceAdvantage
Archway Consumer Fulfillment Division
Archway Trade Fulfillment Division
Archway Customer Service Division

AHL Alpha, Inc.	Illinois	—

AHL Delta, Inc.	Illinois	—

ADI Alpha Holdings Gmbh	Germany	—

Argenbright BV	Netherlands	—

AHL Europe, Ltd.	United Kingdom	—